UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 26, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Senior Mortgage Loan – SC Group 3400, LLC

On April 26, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,175,000 (the “Stradella Court Fletcher Senior Loan”). The borrower, SC Group 3400, LLC, a California limited liability company (“Stradella Court Fletcher”), used the loan proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA (the “Stradella Court Fletcher Property”). Stradella Court Fletcher currently plans to entitle the land to build fifteen homes under the Los Angeles Small Lot Ordinance, progress design and construction documents, file the construction documents with the city for building permits, and either sell the land to a developer once the permits are Ready-To-Issue or build the units. The Stradella Court Fletcher Senior Loan is secured by the Stradella Court Fletcher Property.

Stradella Court Fletcher is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have approximately $19,000,000 of real estate under management. Chris Schwanitz and Brian Schwanitz, the managers and two of the members of Stradella Court, provided personal guarantees . Other than with regard to the Stradella Court Fletcher Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Stradella Court.

The Stradella Court Fletcher Property currently includes three homes that will be torn down to build the fifteen homes that Stradella Court intents to entitle the site for. The entitlement application was filed on December 13, 2016. The entitlement is expected to be approved in the second half of 2017.

On the original closing date of the Stradella Court Fletcher Senior Loan, Stradella Court Fletcher was capitalized with approximately $884,851 of equity capital from the borrower, which was applied to the purchase price. The Stradella Court Fletcher Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Stradella Court Fletcher Senior Loan being $2,175,000. The amount being drawn as of the original closing date is $1,400,000, with the remaining obligation being contingent upon the Stradella Court Fletcher Property receiving entitlement approval. The Stradella Court Fletcher Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Stradella Court Fletcher Senior Loan bears an interest rate of 9.24% per annum, with an amount equal to 9.24% per annum paid current through the maturity date, April 26, 2018 (the “Stradella Court Fletcher Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Stradella Court Fletcher Senior Loan amount, paid directly by Stradella Court Fletcher.

Stradella Court Fletcher has the ability to extend the Stradella Court Fletcher Maturity Date for two periods of six months; provided, however, to exercise such extension, Stradella Court Fletcher is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Stradella Court Fletcher Senior Loan. During the extension periods, the interest rate of the Stradella Court Fletcher Senior Loan will increase to 10.24% and 11.24% per annum, respectively. The Stradella Court Fletcher Senior Loan may be prepaid in whole or in part without penalty during the term of the Stradella Court Fletcher Senior Loan.

The principals of Stradella Court have provided personal guarantees. Based on the initial draw amount as of the closing date, the Stradella Court Fletcher Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 45% and was approximately 63% of the property purchase price.  The LTC ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the cost incurred at settlement of the purchase and the Stradella Court Fletcher Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. Based on the initial draw amount as of its closing date, the Stradella Court Fletcher Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 62%. The LTV ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the March 2017 CBRE appraised value of the Stradella Court Fletcher Property. There can be no assurance that such value is correct.

The Stradella Court Fletcher Property is located in the Glassell Park submarket of Los Angeles, CA. Glassell Park is located among Downtown Los Angeles, Glendale, and Pasadena. The Stradella Court Fletcher Property is located on Fletcher Avenue, on the border of Glassell Park and Atwater Village.

As the Stradella Court Fletcher Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Second Amended and Restated Promissory Grid Note

On April 30, 2017, we entered into a second Amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Second Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Second Amended and Restated Promissory Grid Note. The Second Amended and Restated Promissory Note replaces the earlier Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of January 31, 2017.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of April 30, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on July 30, 2017.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Reduction in Management Compensation

Beginning on May 1, 2017, the Company's Manager is reducing its quarterly asset management fee from 1.0% to 0.85%, as well as changing its special servicing fee from 1.00% of the original value of a non-performing asset to only reimbursement of actual expenses incurred on the Company's behalf in connection with the special servicing of non-performing assets.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   May 2, 2017